FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For September 4, 2015

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces First Quarter 2015 Results

-  Company Announces First Quarter Cash Dividend of $0.035 Per Share -

FOR IMMEDIATE RELEASE

MACAO (September 4, 2015) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2015.

Net sales for the first quarter ended June 30, 2015 were $11.3 million, an increase of 26.3% compared to net sales of $8.9 million for the same quarter ended June 30, 2014. Net sales increased by 0.8% to $4.5 million in the Company’s plastic segment and increased by 52.0% to $6.8 million in the electronic segment.   The operating loss in the first quarter was $1.7 million, compared to an operating loss of $0.8 million for the same quarter of fiscal 2015.

Total gross margin decreased to 6.8% in the first quarter ended June 30, 2015 compared to 9.7% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 8.2% of net sales for the first quarter of fiscal 2016 compared to 14.7% of net sales for the same quarter of last fiscal year.   The decrease in gross profit and margin in the plastic segment was mainly due to increases in raw materials and labor costs and subcontracting charges, offsetting a decrease in depreciation expense as a percentage of sales.  The gross profit margin in the electronic segment increased slightly to 5.8% of net sales for the first quarter ended June 30, 2015 compared to 4.7% of net sales for the year-ago quarter.  The improvement in gross loss and margin in the electronic segment was mainly attributed to the slight improvement of gross margin on certain products and decreases in factory overheads, offsetting an increase in raw materials cost as a percentage of sales.

The Company reported a net loss of $1.1 million for the first quarter ended June 30, 2015 compared to net income of $0.01 million for the quarter ended June 30, 2014.  Deswell reported basic and diluted loss per share of ($0.07) for the first quarter of fiscal 2016 (based on 16,056, weighted average shares outstanding), compared to basic and diluted income per share of $0.00 (based on 16,257,000 weighted average shares outstanding), for the quarter ended June 30, 2014.

The Company's balance sheet remained strong at the end of the first quarter of fiscal 2016, with $9.3 million in cash and cash equivalents and working capital of $44.9 million at June 30, 2015.  Furthermore, the Company has no long-term or short-term borrowings as of June 30, 2015.

Mr. Edward So, Chief Executive Officer, commented, “We’re very pleased to have achieved a solid increase in sales during the quarter, driven by significant growth in revenues from our electronics segment.  Our sales team has focused its efforts on developing new customer relationships and on finding opportunities for us to work with existing customers on new projects.  Additionally, we are intent on controlling costs and are pleased to have delivered a reduction in SG&A as a percentage of sales during the first quarter.”

First Quarter Dividends
The Company also announced that on September 4, 2015 its board of directors declared a cash dividend of $0.035 per share for the fiscal first quarter ended June 30, 2015.  The dividend will be payable on October 7, 2015 to shareholders of record as of September 17, 2015.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except per share data)

 1.       Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at June 30, 2015 and March 31, 2015, the results of operations for the three months ended June 30, 2015 and March 31, 2015, and the cash flows for the three months ended June 30, 2015 and March 31, 2015.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 28, 2015 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.        Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

	March 31, 2015
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$9,533	$270	$9,803
Available-for-sale securities
Corporate debt securities	$1,614	$62	$1,676

	June 30, 2015
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$11,158	$(52)	$11,106
Available-for-sale securities
Corporate debt securities	$1,614	$42	$1,656

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was realized gain of $532 from the sale of marketable securities during the quarter ended June 30, 2015.

Available-For-Sale Securities

The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.
During the quarter ended June 30, 2015, there was no realized gain from the sale of available-for-sale securities.

The contractual maturity of the Corporate bond held at June 30, 2015 was more than 10 years.

3.        Income from Available-For-Sale Securities

For the year ended June 30, 2015, the interest income derived from the available-for-sale securities of $31 and the unrealized loss on available-for-sale securities of $20 have been separately presented as non-operating loss and other comprehensive loss.

4.        Inventories

	June 30,	March 31,
	2015	2015
Inventories by major categories :
Raw materials	$4,822	$4,963
Work in progress	4,695	4,437
Finished goods	1,470	1,428
	$10,987	$10,828

5.        Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income (loss) for the quarter ended June 30, 2015 and 2014 were both from the Company’s continuing operations.

 DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended June 30, 2015 Compared to Quarter Ended June 30, 2014

Net Sales - The Company’s net sales for the quarter ended June 30, 2015 were $11,273,000, an increase of $2,349,000, or 26.3%, as compared to the corresponding period in the prior fiscal year.  The increase in sales was mainly related to the increase in sales of $35,000 in our plastic segment and of $2,314,000 in our electronic segment.  These represent increases of 0.8% and 52.0% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in our plastic segment was mainly due to an increase in orders from existing customers of $819,000 for printing equipment, audio and tooling products, offsetting a decrease in orders from other existing and new customers of $784,000, mainly for medical products, telephone and office equipment.   The increase of net sales in the electronic segment was largely due to an increase in orders of $3,531,000 from new and existing customers for professional audio equipment, offsetting a decrease of $1,217,000 in sales for professional audio equipment from existing customers.

Gross Profit - Gross profit for the quarter ended June 30, 2015 was $765,000, representing a gross profit margin of 6.8%.  This compares with the overall gross profit and gross profit margin of $865,000 or 9.7% for the quarter ended June 30, 2014.

Gross profit in the plastic segment decreased by $284,000 to $372,000 or 8.2% of net sales, for the quarter ended June 30, 2015, as compared to $656,000 or 14.7% of net sales, for the quarter ended June 30, 2014.  The decrease in gross margin in the plastic segment was mainly attributed to increases in raw materials and labor cost, as well as in subcontracting charges, offsetting a decrease in depreciation expense as a percentage of sales, as compared to the same quarter in the prior year.

Gross profit in the electronic and metallic segment increased slightly by $184,000 to $393,000, or 5.8% of net sales, for the quarter ended June 30, 2015, as compared to $209,000 or 4.7% of net sales, for the same period of last fiscal year. The improvement in gross margin was mainly attributed to a decrease in labor cost as a percentage of sales, offsetting an increase in raw materials cost due to changes in customer mix, as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended June 30, 2015 were $2,234,000, as compared to $1,953,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 19.8% for the quarter ended June 30, 2015, as compared to 21.9% for the same quarter of last fiscal year.

SG&A expenses in the plastic segment totaled $1,300,000, or 28.8% of net sales, for the quarter ended June 30, 2015, as compared to $1,321,000, or 29.5% of net sales for the corresponding period in fiscal 2015.  The decrease in SG&A expenses was mainly due to decreases of $33,000 in selling expense, of $8,000 in legal and professional fees as well as of $12,000 in other sundry expense, offsetting an increase of $30,000 in staff cost for the quarter ended June 30, 2015, as compared with the year-ago quarter.

SG&A expenses in the electronic segment totaled $934,000, or 13.8% of net sales for the quarter ended June 30, 2015, compared to $632,000, or 14.2% of net sales for the corresponding period in fiscal 2015.  The increase in SG&A expenses was mainly attributed to increases of $298,000 in staff cost and welfare and of $19,000 in local government taxes and registration charges, offsetting a decrease of $26,000 in selling expense, as compared with the corresponding quarter in the prior fiscal year.

Other expense - Other expense was $184,000 for the quarter ended June 30, 2015, as compared to other income of $275,000 for the quarter ended June 30, 2014.

On a segment basis, other expense attributable to the plastic segment was $225,000 as compared to other income of $200,000 for the same quarter last year.  The other expense for the quarter ended June 30, 2015 was mainly due to an increase of $17,000 in exchange loss, $35,000 in loss from disposal of fixed assets and $371,000 in provision for doubtful receivables, as compared to the corresponding year-ago quarter.

Other income attributable to the electronic and metallic segment was $41,000 for the quarter ended June 30, 2015, as compared to other income of $75,000 for the year-ago quarter. The decrease in other income for the quarter ended June 30, 2015 was mainly due to decreases of $57,000 in exchange gain, $25,000 in materials sales and $72,000 in gain from disposal of fixed assets, as compared to the corresponding quarter of the prior fiscal year.

Operating loss - Operating loss was $1,653,000 for the quarter ended June 30, 2015, as compared with operating loss of $813,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $1,153,000 in the quarter ended June 30, 2015 compared to an operating loss of $465,000 in the corresponding period of fiscal 2015.   The decrease in operating loss in the plastic division was mainly due to decreases in gross margin as well as in other income as described above.

Operating loss in the electronic segment was $500,000 in the quarter ended June 30, 2015 compared to an operating loss of $348,000 in the corresponding period of fiscal 2015.  The increase in operating loss of the electronic segment was mainly due to an increase in SG&A expense as well as a decrease in other income as described above.

Non-operating income – Non-operating income was $624,000 for the quarter ended June 30, 2015 as compared to non-operating expense of $888,000 for the year-ago quarter.  The increase in non-operating income is mainly attributable to a decrease of $19,000 in interest income, $72,000 in rental income as well as an increase of $781,000 in unrealized loss on revaluation of marketable securities, offsetting an increase of $115,000 income from investment of securities, and of $532,000 in realized gain from sale of marketable securities, as compared to the year-ago quarter.

Income Taxes – Income tax for the quarter ended June 30, 2015 was comprised of an income tax expense of $27,000 and a deferred tax provision of $41,000, as compared to an income tax expense of $27,000 and a deferred tax provision of $34,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was an income tax expense of $9,000 and a deferred tax provision of $41,000 in the plastic segment for the quarter ended June 30, 2015, as compared to an income tax expense of $17,000 and a deferred tax provision of $34,000 in the year-ago quarter.  The income tax of the electronic segment for the quarter ended June 30, 2015 was comprised of an income tax expense of $18,000, as compared to an income tax expense of $10,000 in the corresponding quarter of fiscal 2015.

Net loss – The Company had a net loss of $1,097,000 for the quarter ended June 30, 2015 as compared to net income of $14,000 for the quarter ended June 30, 2014.

Net loss for the plastic segment for the quarter ended June 30, 2015 totaled $694,000, as compared to a net loss of $199,000 for the corresponding quarter in fiscal 2015.  The increase in net loss was mainly due to decreases in gross margin, other and non-operating income for the quarter as described above.

Net loss for the electronic segment for the quarter ended June 30, 2015 was $385,000, as compared to a net loss of $175,000 for the corresponding quarter in fiscal 2015.  The increase in net loss of the electronic segment was primarily the result of higher SG&A expenses, lower other and non-operating income for the quarter as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of June 30, 2015, the Company had working capital of $44,938,000.  The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of June 30, 2015.

As of June 30, 2015, the Company had cash and cash equivalents of $9,347,000.  During the quarter ended June 30, 2015, net cash used in operating activities was $2,303,000.  Net cash used in investing activities was $2,675,000, mainly accounted for by increases of $1,858,000 in time deposits over three months, $7,298,000 in purchase of marketable securities, and $73,000 in purchase of fixed assets, offsetting proceeds of $346,000 from disposal of fixed assets, and of $6,208,000 from disposal of marketable securities during the quarter ended June 30, 2015.   There were no financing activities in the quarter ended June 30, 2015.

As of June 30, 2015, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	June 30,	March 31,
	2015	2015
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$9,347	$14,325
Fixed deposits maturing over three months	11,769	9,911
Marketable securities (note 2)	11,106	9,803
Available-for-sale securities (note 2)	1,656	1,676
Accounts receivable, net	12,204	9,577
Inventories (note 4)	10,987	10,828
Prepaid expenses and other current assets	2,266	2,120
Total current assets	59,335	8,240
Property, plant and equipment - net	35,845	6,598
Time depositis maturing over twelve months	1,601	1,601
Total assets	$96,781	$96,439

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$4,852	$3,348
Accrued payroll and employee benefits	4,449	4,228
Customer deposits	2,123	2,450
Other accrued liabilities	1,201	1,201
Income taxes payable	365	345
Deferred income tax liabilities	845	804
Dividend payable	562	-
Total current liabilities	14,397	12,376

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of June 30, 2015 and
March 31, 2015 - 16,056,239;	53,063	53,063
Additional paid-in capital	5,492	5,492
Accumulated other comprehensive income	5,358	5,378
Retained earnings	18,471	20,130
Total shareholders' equity	82,384	84,063
Total liabilities and shareholders' equity	$96,781	$96,439

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended	Quarter ended
	June 30,	June 30,
	2015	2014

Net sales	$11,273	$8,924
Cost of sales	10,508	8,059
Gross profit	765	865
Selling, general and administrative expenses	2,234	1,953
Other income (expense), net	(184)	275
Operating loss	(1,653)	(813)
Non-operating income , net	624	888
Income (Loss) before income taxes	(1,029)	75
Income taxes	68	61
Net income (loss) attributable to Deswell Industries, Inc.	$(1,097)	$14

Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	$(20)	$53
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$(1,117)	$67

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income (loss) per share	$(0.068)	$0.001
Weighted average common shares outstanding
shares (in thousands)	16,056	16,257

Diluted:
Net income (loss) per share	$(0.068)	$0.001
Weighted average number of shares
outstanding (in thousands)	16,056	16,257

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Quarter ended	Quarter ended
	June 30,	June 30,
	2015	2014
Cash flows from operating activities :
Net income (loss)	$(1,097)	$14
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	613	749
Provision for (Reversal of) doubtful accounts	343	(58)
(Reversal of) allowances for obsolete inventories	(18)	53
Impairment of property, plant and equipment	-	-
Gain on disposal of property, plant and equipment	(133)	(169)
Unrealized holding loss (gain) loss on marketable securities	319	(462)
Realized gain on disposal of marketable securities	(532)	-
Impaiment loss on goodwill
Stock-based compensation
Minority interests
Deferred income tax
Realized (gain) on disposal of available-for-sale securities	-	-
Stock-based compensation	-	-
Minority interests
Deferred tax	41	36
Changes in operating assets and liabilities :
Accounts receivable	(2,970)	(1,934)
Inventories	(141)	51
Prepaid expenses and other current assets	(146)	(104)
Income taxes receivable	-	-
Accounts payable	1,504	283
Accrued payroll and employee benefits	221	(149)
Customer deposits	(327)	642
Other accrued liabilities	-	-
Income taxes payable	20	26
Deferred tax liability	-	-
Net cash used in operating activities	(2,303)	(1,022)

Cash flows from investing activities
Purchase of property, plant and equipment	(73)	(114)
Acquisition of minority interest in a subsidiary
Proceeds from disposal of property, plant and equipment,	346	262
Purchase of marketable securities	(7,298)	-
Proceeds from disposal of marketable securities	6,208	-
Increase in fixed deposits maturing over three months	(1,858)	(46)
Net cash (used in) provided by investing activities	(2,675)	102

Cash flows from financing activities
Dividends paid	-	(803)
Exercise of stock options	-	-
Purchase of Common stock	-	-
Net cash used in financing activities	-	(803)

Effect of exchange rate changes	-	-
Cash effect of exchange rate changes	-	-

Net increase (decrease) in cash and cash equivalents	(4,978)	(1,723)
Cash and cash equivalents, at beginning of period	14,325	23,278
Cash and cash equivalents, at end of period	9,347	21,555

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	6	685

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So
Chief Executive Officer

Date: September 4, 2015